PART 1

Item 1 - Financial Statements

The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management's Discussion and Analysis of Financial
Condition and Results of Operations

RESULTS OF OPERATIONS

Net income for the three months ended September 30, 1997 was 12 times that recorded in the same quarter of 1996, and amounted to $679,000, or $.26 per share, compared with $51,000, or $.02 per share for the 1996 quarter. For the nine months ended September
30, 1997, net income was 20% greater than that of the 1996 period and amounted to $1,686,000, or $.64 per share, compared with $1,404,000, or $.54 per share. The 1996 earnings included a one-time charge for a special assessment by the Federal Deposit Insurance Corporation (FDIC) that reduced earnings by $624,000. Excluding this one-time expense from last year's quarterly results, net income for the third quarter of 1996 amounted to $675,000, or $.26 per share, the same as 1997 earnings on a per share basis. Excluding the FDIC special assessment from the nine month results of 1996, net income for the 1996 period was $2,028,000 or $.77 per share.

The third quarter results also represented a 68% improvement over earnings during the second quarter of 1997. Net income during the second quarter was $372,000, or $.14 per share compared to third quarter results of $679,000, or $.26 per share. The second quarter results were lowered by an increase of operating costs related to the commencement of operations of Somerset Wealth Management and other one-time compensation expenses.

Somerset Wealth Management commenced operations on May 1, 1997. This division offers a package of financial advisory services, including portfolio management and monitoring, financial counseling, and investment planning. Considering that 1997 results have been lowered by the operating losses of this start-up venture, management is pleased that income during the third quarter from the Company's other operations increased to offset these operating losses. Somerset Wealth Management continued to make significant progress towards profitable operations during the quarter, but it will take a few more quarters to build the client based to a level that provides adequate revenue for profitability. The venture has been meeting our goals for assets under management that exceeded $30 million at the end of the quarter.

Total revenue and income decreased modestly during the quarter, compared to 1996, excluding the FDIC assessment, $1,392,000 compared to $1,439,000. Equity earnings of First Indiana Corporation were 2% higher than last year, but were offset by a decrease in revenue from sales of non-bank insurance and non-FDIC insured investment products, investment income, and fees earned by Somerset Wealth Management.


For the nine months ended September 30, 1997 revenue and income increased modestly; $3,953,000 compared with $3,857,000, excluding the FDIC assessment from the 1996 amounts. Equity earnings of First Indiana Corporation were 7% lower than 1996, but were offset by an increase in revenue from sales of non-bank financial products and services. The lower equity earnings from First Indiana resulted from several factors including higher operating expenses, an increase in the loan loss provision and a reduction of Somerset's equity percentage of ownership used to compute equity income. The lower percentage resulted from the issuance of additional shares of common stock by First Indiana Corporation to parties other than The Somerset Group, Inc.



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First Indiana's net interest margin for the quarter increased to
4.49%, compared with 4.33% for the same quarter in 1996. For the nine months of 1997 net interest margin was 4.42%, compared with 4.36% for the same period last year. Net interest income increased 8% for the third quarter to $16.3 million, compared with $15.1 million for the third quarter of 1996. For the nine months ended September 30, 1997, net interest income was $47.3 million, compared with $46.1 million for the same period in 1996.

For a more detailed discussion of the Results of Operations of First Indiana Corporation, please refer to the Form 10-Q of First
Indiana Corporation, filed with the Securities and Exchange
Commission under File Number 0-14354.

Commissions and fee income from the sale of insurance and non-FDIC insured investments to customers of First Indiana Bank continued to meet our expectations during the first nine months of 1997. The introduction of new variable annuities and mutual funds during the first quarter of 1997 continue to be effective in improving the Company's revenue and generally were well received by our clients. The upward performance of the over all equity markets has been a factor in improving our sales of these products.

Management continues to search for further acquisition opportunities that will enhance the Company's growth as a comprehensive financial service entity.

Impact of Accounting Standard

The Financial Accounting Standards Board has issued Statement 128, "Earnings Per Share." Statement 128 is effective for financial statements for periods ending after December 15, 1997. The statement requires dual presentation of Basic earnings per share and Diluted earnings per share. See Note 4 of the Notes to Consolidated Financial Statements for a proforma presentation of the implementation of Statement 128 on earnings per share. All other pronouncements by the Financial Accounting Standards Board are not applicable to the Company's Consolidated Financial Statements.

CAPITAL RESOURCES AND LIQUIDITY

Management considers the capital resources and liquidity of the Company to have been very good at September 30, 1997, December 31, 1996, and September 30, 1996.

Because of the sale of all construction industry operating assets during 1995, and the conversion of the related net current assets to cash, the Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in additional acquisitions of businesses in the financial services industry.

At September 30, 1997, the Company had a very high ratio of current assets to current liabilities that stood at 62 to one, compared with 17 to one at June 30, 1996. In addition, 96% of the current assets consisted of cash, cash equivalents, and short-term investments. The ratio improved primarily from the reduction of current liabilities by utilizing cash provided by operations.

Working capital amounted to $5.8 million at September 30, 1997 and December 31, 1996 and $5.3 million at September 30, 1996.

The Company had no long-term debt at any of the dates shown in the Consolidated Balance Sheets.

Shareholders' equity increased to $32.2 million at September 30, 1997, from $32.1 million at September 30, 1996. Adjusted for the
March 14, 1997 five-for-four stock split, the net book value per share amounts were $12.56 compared to $11.89.

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The Company's investment in First Indiana Corporation is stated at cost, plus the Company's share of undistributed earnings, as required by the FASB's accounting standard for equity accounting. This treatment does not give effect to the market value of this investment within the consolidated financial statements. At September 30, 1997, the market value of the Company's investment in First Indiana Corporation as determined from the closing price on the NASDAQ National Market System, was $22 million greater than the carrying value in the consolidated financial statements. At September 30, 1996, such market value was $15 million grater than the carrying value.

Operating activities during the nine months ended September 30, 1997 provided $589,000 of cash, compared with cash provided of $773,000 in 1996. The major cause of the decrease is that during 1996 the Company had substantially higher collection of trade accounts receivable. This collection of accounts receivable resulted from the withdrawal of the Company from the construction industry in 1995 that allowed for collection of amounts due for completed contracts with no additional construction sales and trade related additions to accounts receivable in 1996.

Cash dividends paid increased to $462,000 in 1997, compared to $409,000 last year, or 12.5%. The increase resulted from an increase in the annual dividend to $.18 per share compared with $.16 per share in 1996, considering the 5 for 4 stock split of March 14, 1997.

The Company purchased 30,825 treasury shares during the first nine months of 1997 at a cost of $449,000 and reissued 40,157 treasury shares under the Company's stock option plans for proceeds of $252,000.

The Somerset Group, Inc. is a registered savings and loan holding company and is subject to regulations regarding permitted activities as defined in the National Housing Act and administered by The Office of Thrift Supervision.


























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                             PART II

                        OTHER INFORMATION


Items 1 through 6

The information required by these items has been omitted as it is not applicable.

Reports Filed on Form 8-K

No reports on Form 8-K were filed during the three months ended
September 30, 1997.

                            SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                     THE SOMERSET GROUP, INC.
                           (Registrant)




                       By Marni McKinney
                          Marni McKinney
                          President and
                     Chief Executive Officer


                     By Joseph M. Richter
                        Joseph M. Richter
                     Executive Vice President
                   and Chief Financial Officer

DATE: October 31, 1997












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